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                                                         SEC FILE NUMBER
                                                            001-10948
                                                  ------------------------------

                                                  ------------------------------
                                                           CUSIP NUMBER
                                                            676220106
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
             |_| Form 10-D  |_| Form N-SAR |_| Form N-CSR

              For Period Ended: September 29, 2007

              |_|   Transition Report on Form 10-K
              |_|   Transition Report on Form 20-F
              |_|   Transition Report on Form 11-K
              |_|   Transition Report on Form 10-Q
              |_|   Transition Report on Form N-SAR
              For the Transition Period Ended:

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Office Depot, Inc.
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Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

2200 Old Germantown Road
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Address of Principal Executive Office (Street and Number)

Delray Beach, Florida  33445
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


SEC 1344 (05-06)  Persons who are to respond to the collection of information contained in This form are not required to respond unless the form display a currently valid OMB control number.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As previously disclosed in the press release attached as an exhibit to the Office Depot, Inc. (the "Company") Form 8-K dated October 29, 2007, the Company delayed the distribution of its third quarter earnings release due to an independent review by the Audit Committee of the Company's vendor program funds. As a result of the Audit Committee review and after discussion with the Company's independent accountants, on November 8, 2007, the Board of Directors of the Company approved a restatement of the Company's financial statements for the third and fourth quarters of 2006 and the first and second quarters of 2007, and the Company will file an amended Form 10-K for the fiscal year 2006 and an amended Form 10-Q for each of the first and second quarters of 2007. The Company reported the impact of the restatement in a press release on November 8, 2007 in its Current Report on Form 8-K filed on November 9, 2007. Further detail on the impact of the restatement is set forth in Part IV of this form. As a result, the Company was unable to file its Quarterly Report on Form 10-Q for the period ended September 29, 2007 by the prescribed date of November 8, 2007, and will not file by the five-day extension date of November 13, 2007 pursuant to Rule 12b-25(b). The Company anticipates that it will file its third quarter 2007 Form 10-Q by November 30, 2007.

In accordance with Section 404 of the Sarbanes-Oxley Act of 2002, our management has been assessing the effectiveness of our internal control over financial reporting that existed as of restated period ends. Based on both the quantitative and qualitative factors, management has concluded that the findings detected during the investigation of the accounting for certain vendor program funds has resulted in the identification of a material weakness in internal controls over financial reporting. Management is evaluating and implementing changes in internal control over financial reporting relating to the timing of the recognition of vendor program funds in order to address the identified areas of the material weakness.


SEC 1344 (03-05) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Elisa D. Garcia C.                 561                  438-4800
      ------------------             -----------           ------------------
           (Name)                    (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

      --------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |_| No |X|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the investigation previously described in Part III of this form, the Audit Committee concluded that certain of the funds due or received from vendors previously recognized from the third quarter of 2006 through the second quarter of 2007 should be deferred into later periods. The impact of these errors is to reduce previously reported gross profit, operating profit, net earnings and earnings per share in prior quarters and recognize related amounts into future periods. The Company currently estimates a reduction in diluted earnings per share of $0.02 in the quarter ended September 30, 2006, $0.03 in the quarter ended December 30, 2006, $0.01 in the quarter ended March 31, 2007, and $0.02 in the quarter ended June 30, 2007. The diluted EPS impact of approximately $0.07 per share will be recognized beginning in the second half of 2007 and in decreasing amounts in years from 2008 through 2010. As a result, the financial restatements are estimated to result in reductions of previously reported Company gross profit of approximately $7 million in the quarter ended September 30, 2006, $14 million in the quarter ended December 30, 2006, $3 million in the quarter ended March 31, 2007, and $6 million in the quarter ended June 30, 2007. Approximately $4 million of vendor program funds in the quarter ended September 29, 2007 will also be deferred as a result of this review. The aggregate deferrals will be recognized in decreasing amounts through 2010, with approximately $12 million expected to be recognized in the quarter ending December 29, 2007 and $15 million in fiscal year 2008. The Company intends to file an amended Form 10-K/A for the fiscal year 2006 and amended Forms 10-Q/A for the first and second quarters of 2007 by the end of November. While the Company expects to report the estimated impacts described above, there can be no assurance that the final adjustments that are made as part of the restatement will not differ materially from these estimates.

                               Office Depot, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 9, 2007                    By   /s/ Elisa D. Garcia C.
                                               ---------------------------------
                                               Elisa D. Garcia C.
                                               Executive Vice President, General
                                               Counsel and Corporate Secretary